

July 21, 2025

David Luci
President and Chief Executive Officer
Acurx Pharmaceuticals, Inc.
259 Liberty Avenue
Staten Island, NY 10305

      Re: Acurx Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed July 15, 2025
           File No. 333-288667

Dear David Luci:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Jeffrey D. Cohan